SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2006
                       Commission File Number: 000-30735

                            Rediff.com India Limited
                (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                    (Address of principal executive office)


                            -----------------------


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F |X|      Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes |_|      No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)


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         Following the approval by the shareholders of Rediff.com India Limited
(the "Company") of a reduction of the Company's capital at an Extraordinary General Meeting held on August 18, 2006, the Company filed a petition with the High Court of Bombay pursuant to Section 78 and Sections 100 to 105 of the Companies Act, 1956 (the "Indian Companies Act") for approval of such reduction of capital. The Company was subsequently directed by the High Court of Bombay to give public notice of the said petition in local Indian newspapers. A copy of the related notice published by Rediff.com India Limited on December 6, 2006 is attached hereto as Exhibit 99.1.

         Once approved by the High Court of Bombay, this reduction of capital will result in accumulated losses, as determined in accordance with Indian GAAP, being reduced by adjusting such accumulated losses against balances in the Company's share premium account (as determined under the Indian Companies
Act).

         The reduction of capital is not expected to affect or alter the balance sheets, income statements or cash flow statements prepared by the Company under US GAAP and filed with the United States Securities and Exchange Commission (the "SEC").

         Safe Harbor
         -----------

         Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward-looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by the Company with the SEC. The Company and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the SEC and its reports to shareholders. The Company does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    December 13, 2006                  Rediff.com India Limited
                                            (Registrant)


                                            By:   /s/ Joy Basu
                                                  --------------------------
                                            Name: Joy Basu
                                            Title: Chief Financial Officer

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EXHIBIT NO.                DESCRIPTION

99.1 Notice of hearing in the High Court of Bombay published on December 6, 2006.





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